UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
As at and for the Three and Six Months Ended June 30, 2022

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	39

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)		Three months ended June 30		Six months ended June 30
(In millions of U.S. dollars, except per share amounts)	Notes	2022	2021	2022	2021
Revenues		$334.0	$265.6	$690.6	$563.0
Cost of sales	4	284.6	237.7	560.2	490.9
Gross profit		49.4	27.9	130.4	72.1
General and administrative expenses		(17.2)	(11.8)	(32.3)	(21.2)
Exploration expenses		(9.3)	(12.0)	(17.5)	(19.6)
Other income (expenses)	5	1.4	(19.3)	(2.7)	(39.5)
Earnings (loss) from operations		24.3	(15.2)	77.9	(8.2)
Finance costs	6	(1.3)	(5.9)	(2.5)	(13.1)
Foreign exchange gain (loss)		(1.4)	4.0	(4.8)	0.7
Interest income, derivatives and other investment gains (losses)	7	—	28.0	9.4	63.7
Earnings before income taxes		21.6	10.9	80.0	43.1
Income taxes	8	(25.1)	(11.2)	(51.7)	(21.7)
Net earnings (loss)		$(3.5)	$(0.3)	$28.3	$21.4
Net earnings (loss) attributable to
Equity holders		$(9.6)	$(4.5)	$14.2	$15.0
Non-controlling interests		6.1	4.2	14.1	6.4
Net earnings (loss)		$(3.5)	$(0.3)	$28.3	$21.4
Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	9	478.9	476.6	478.3	476.2
Diluted	9	478.9	476.6	482.5	481.2

Basic and diluted earnings (loss) per share	9	$(0.02)	$(0.01)	$0.03	$0.03
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	40

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)		Three months ended June 30		Six months ended June 30
(In millions of U.S. dollars)	Notes	2022	2021	2022	2021
Net earnings (loss)		$(3.5)	$(0.3)	$28.3	$21.4
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(7.2)	(0.5)	(6.3)	(3.3)
Net realized change in fair value of marketable securities		0.1	0.2	0.4	0.2
Tax impact		0.1	0.1	0.1	0.4
		(7.0)	(0.2)	(5.8)	(2.7)
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	23(b)(i)	14.3	8.8	60.5	46.6
Time value of options contracts excluded from hedge relationship	23(b)(i)	8.8	9.4	(9.2)	8.1
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	23(b)(ii)	(11.5)	(2.5)	(20.2)	(3.8)
Unrealized gain reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	23(b)(i)	—	—	(1.9)	—
Tax impact		0.6	(1.2)	(1.2)	(2.3)
		12.2	14.5	28.0	48.6
Currency translation adjustment		—	—	—	(0.7)
		12.2	14.5	28.0	47.9
Total other comprehensive income		5.2	14.3	22.2	45.2
Comprehensive income		$1.7	$14.0	$50.5	$66.6

Comprehensive income attributable to:
Equity holders		$(4.4)	$9.8	$36.4	$60.2
Non-controlling interests		6.1	4.2	14.1	6.4
Comprehensive income		$1.7	$14.0	$50.5	$66.6
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	41

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended June 30		Six months ended June 30
(In millions of U.S. dollars)	Notes	2022	2021	2022	2021
Operating activities
Net earnings (loss)		$(3.5)	$(0.3)	$28.3	$21.4
Adjustments for non-cash items:
Depreciation expense		78.5	73.3	153.8	152.3
Deferred revenue recognized	22	(48.7)	—	(97.5)	—
Income taxes	8	25.1	11.2	51.7	21.7
Derivative loss	23(b), 23(c)	(9.8)	(9.6)	(25.6)	(10.5)
Gain on sale of royalties	7	—	(10.2)	—	(45.9)
Insurance recoveries		—	(10.2)	—	(10.2)
Other non-cash items	10(a)	16.2	16.3	24.8	30.9
Adjustments for cash items:
Proceeds from gold prepayment	22	59.0	—	118.0	—
Proceeds from insurance claim		0.7	2.5	0.7	2.5
Settlement of derivatives		13.1	3.3	19.9	4.9
Disbursements related to asset retirement obligations		(0.6)	(0.5)	(1.0)	(1.3)
Movements in non-cash working capital items and non-current ore stockpiles	10(b)	(12.0)	(17.6)	(3.6)	1.6
Cash from operating activities, before income taxes paid		118.0	58.2	269.5	167.4
Income taxes paid		(36.1)	(20.9)	(45.3)	(28.4)
Net cash from operating activities		81.9	37.3	224.2	139.0
Investing activities
Capital expenditures for property, plant and equipment		(255.7)	(151.9)	(424.0)	(253.8)
Capitalized borrowing costs	6	(13.9)	(9.2)	(14.7)	(9.6)
Disposal of marketable securities (net)		2.1	—	9.9	—
Proceeds from sale of royalties	7	—	10.2	—	45.9
Other investing activities	10(c)	(1.7)	(10.8)	(0.9)	(7.5)
Net cash used in investing activities		(269.2)	(161.7)	(429.7)	(225.0)
Financing activities
Proceeds from credit facility	10(d)	150.0	—	150.0	—
Interest paid	6	—	(6.4)	—	(7.1)
Payment of lease obligations		(5.5)	(4.7)	(10.6)	(9.2)
Dividends paid to non-controlling interests		(11.6)	(1.9)	(11.6)	(6.2)
Proceeds from equipment loan	10(d)	0.7	—	0.7	—
Repayment of equipment loans	10(d)	(1.7)	(2.0)	(3.5)	(3.9)
Common shares issued for cash on exercise of stock options		—	—	1.0	—
Other financing activities		(2.0)	(1.0)	(3.6)	(3.8)
Net cash from (used in) financing activities		129.9	(16.0)	122.4	(30.2)
Effects of exchange rate fluctuation on cash and cash equivalents		(11.0)	2.3	(10.7)	(0.4)
Decrease in cash and cash equivalents		(68.4)	(138.1)	(93.8)	(116.6)
Cash and cash equivalents, beginning of the period		519.5	963.0	544.9	941.5
Cash and cash equivalents, end of the period		$451.1	$824.9	$451.1	$824.9
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	42

CONSOLIDATED BALANCE SHEETS

(Unaudited)		June 30	December 31
(In millions of U.S. dollars)	Notes	2022	2021
Assets
Current assets
Cash and cash equivalents	11	$451.1	$544.9
Short-term investments		1.8	7.6
Receivables and other current assets	13	135.7	96.5
Inventories	14	334.6	302.1
		923.2	951.1
Non-current assets
Property, plant and equipment	15	2,795.4	2,587.9
Exploration and evaluation assets	16	62.5	61.7
Restricted cash	12	38.9	42.2
Inventories	14	89.0	124.1
Other assets	17	217.0	204.6
		3,202.8	3,020.5
		$4,126.0	$3,971.6
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$324.0	$304.4
Income taxes payable		40.5	29.5
Other current liabilities	18	130.3	218.9
Current portion of lease liabilities		20.6	21.4
Current portion of long-term debt	21	7.0	7.5
		522.4	581.7
Non-current liabilities
Deferred income tax liabilities		57.4	61.2
Provisions	19	387.3	470.2
Lease liabilities		41.4	44.2
Long-term debt	21	605.0	456.9
Deferred revenue	22	119.1	—
Other liabilities	20	43.2	40.3
		1,253.4	1,072.8
		1,775.8	1,654.5
Equity
Attributable to equity holders
Common shares	25	2,726.3	2,719.1
Contributed surplus		55.5	59.1
Accumulated deficit		(548.5)	(562.2)
Accumulated other comprehensive income		37.3	23.8
		2,270.6	2,239.8
Non-controlling interests		79.6	77.3
		2,350.2	2,317.1
Contingencies and commitments	19(b), 28
		$4,126.0	$3,971.6
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	43

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Six months ended June 30
(In millions of U.S. dollars)	Notes	2022	2021

Common shares
Balance, beginning of the period		$2,719.1	$2,710.8
Issuance of common shares for share-based compensation	25	7.2	7.0
Balance, end of the period		2,726.3	2,717.8

Contributed surplus
Balance, beginning of the period		59.1	60.6
Issuance of common shares for share-based compensation		(7.1)	(7.0)
Share-based compensation		3.1	3.9
Other		0.4	(0.5)
Balance, end of the period		55.5	57.0

Accumulated deficit
Balance, beginning of the period		(562.2)	(307.9)
Net earnings attributable to equity holders		14.2	15.0
Acquisition of non-controlling interests		(0.5)	—
Balance, end of the period		(548.5)	(292.9)

Accumulated other comprehensive income
Marketable securities fair value reserve
Balance, beginning of the period		(36.0)	(32.2)
Net change in fair value of marketable securities, net of income taxes		(5.8)	(2.7)
Balance, end of the period		(41.8)	(34.9)
Cash flow hedge fair value reserve
Balance, beginning of the period		59.8	29.4
Net change in fair value and time value of cash flow hedges recognized in property, plant and equipment	23(b)(ii)	(8.7)	(7.3)
Net change in fair value of cash flow hedges recognized in other comprehensive income, net of income taxes		28.0	48.6
Balance, end of the period		79.1	70.7
Currency translation adjustment
Balance, beginning of the period		—	(2.5)
Change for the period		—	(0.7)
Balance, end of the period		—	(3.2)
Total accumulated other comprehensive income		37.3	32.6
Equity attributable to equity holders		2,270.6	2,514.5

Non-controlling interests
Balance, beginning of the period		77.3	87.3
Acquisition of non-controlling interests		(0.2)	—
Net earnings attributable to non-controlling interests		14.1	6.4
Dividends to non-controlling interests		(11.6)	(9.3)
Balance, end of the period		79.6	84.4
		$2,350.2	$2,598.9
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	44

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the Three and Six Months Ended June 30, 2022 and 2021
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)
1.    Corporate Information, Nature of Operations and Liquidity
IAMGOLD Corporation (“IAMGOLD” or the "Company”) is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to commence production in early 2024. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.
The Company is currently incurring significant cash expenditures in developing the Côté Gold project in which it has a 70% interest. The remaining expenditures attributable to the Company to complete the project construction are estimated to be between approximately $1.2 and $1.3 billion from July 1, 2022, net of leases and working capital. Based on the recently updated cost estimate and schedule of construction of the Côté Gold project, information currently available and prevailing market prices, which impact operating cash flows, the Company will require additional liquidity to complete construction of the project and continues to seek to implement a fully funded financing plan by the end of the year and prior to the necessity to make any potential adjustments to the timing of the advancement of the project based on the updated schedule.
The Company is actively pursuing various alternatives to increase its liquidity and capital resources including disposition of one or more of the Company’s assets and/or an interest therein and/or joint-venture partnerships, additional secured debt which could be provided by banks, private capital providers and/or institutional investors, additional unsecured debt including unsecured and/or convertible notes, sales of common shares, the extension of the Company’s 2022 prepay arrangements. In the second quarter 2022, the Company advanced a strategic review process to evaluate options for its Rosebel/Saramacca mining complex, including a potential sale of this complex. In addition, the Company is evaluating strategic alternatives with respect to certain of its development and exploration assets in South America and West Africa (excluding Essakane), that may include the disposition of all or an interest in one or more of such assets.
However, there can be no assurance that the Company will be successful in achieving financing solutions in time and/or on terms acceptable to the Company or that the strategic evaluations discussed above will result in a transaction. In this case and in order to execute its plans for the foreseeable future, including financing alternatives, the Company has developed certain potential alternatives to defer or reduce its capital spending and various other expenditures. These alternatives may impact future operating and financial performance and/or could extend the Côté Gold project construction timeline and significantly increase project costs and/or dilute the Company’s interest in the Côté Gold project. Reductions in capital expenditures at the Côté Gold project requires approval from the Côté unincorporated joint venture (the "Côté UJV") oversight committee.
2.    Basis of Preparation
(a)    Statement of compliance
These unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries and joint venture as at and for the three and six months ended June 30, 2022, have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed.
These consolidated interim financial statements should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the year ended December 31, 2021.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the board of directors of the Company approved on August 3, 2022.
(b)    Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 24.
(c)    Basis of consolidation
The Company's subsidiaries and divisions related to significant properties are consistent with the audited annual consolidated financial statements for the year ended December 31, 2021.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	45

(d) Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three and six months ended June 30, 2022. The Company’s financing plans and certain other potential alternatives, in the event it does not achieve its financing plans, discussed in Note 1 above and the ability of the Company to execute them involve certain assumptions that represent significant judgement by the Company. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
3.     Adoption of New Accounting Standards
IAS 16, Property, Plant and Equipment
The International Accounting Standards Board issued an amendment to IAS 16, Property, Plant and Equipment to prohibit deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The Company adopted the amendment effective January 1, 2022 and will recognize any sales proceeds and related costs of producing and selling incidental ounces for the Côté Gold project in the consolidated statements of earnings (loss).
4.    Cost of Sales

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Operating costs[1]	$189.1	$153.6	$371.6	$317.2
Royalties	17.4	14.4	35.5	30.0
Depreciation expense[2]	78.1	69.7	153.1	143.7
	$284.6	$237.7	$560.2	$490.9
1.Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
5.    Other (Income) Expenses

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
COVID-19 expenses[1]	$—	$4.9	$—	$9.4
Care and maintenance costs[2]	—	11.4	—	24.5
Write-down of assets	0.7	0.7	1.9	1.4
Restructuring costs	—	1.0	—	1.0
Other	(2.1)	1.3	0.8	3.2
	$(1.4)	$19.3	$2.7	$39.5
1.COVID-19 expenses pertained to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company, including costs related to incremental labour, transportation, safety and other operational measures and processes implemented to manage the impact of COVID-19. These costs are included in operating costs for the 2022 financial year.
2.Westwood mine was on care and maintenance between October 30, 2020 and June 1, 2021 due to a seismic event.
6.    Finance Costs

		Three months ended June 30		Six months ended June 30
	Notes	2022	2021	2022	2021
Interest expense[1]		$—	$2.0	$—	$5.5
Credit facility fees		1.3	1.4	2.5	2.7
Accretion expense - gold prepayments[1]	22	—	2.5	—	4.9
		$1.3	$5.9	$2.5	$13.1
1.For the three and six months ended June 30, 2022, interest expense of $8.1 million and $15.6 million and accretion expense for gold prepayments of $2.8 million and $4.9 million, respectively, were capitalized to qualifying assets.
Total interest paid during the three and six months ended June 30, 2022 was $13.9 million and $14.7 million, respectively (three and six months ended June 30, 2021 - $15.6 million and $16.7 million, respectively). Interest paid relates to interest charges on the Company's 5.75% senior notes, credit facility, equipment loans and leases.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	46

7.    Interest Income, Derivatives and Other Investment Gains (Losses)

		Three months ended June 30		Six months ended June 30
	Notes	2022	2021	2022	2021
Gain on sale of royalties[1]		$—	$10.2	$—	$45.9
Interest income		1.4	1.0	2.1	2.2
Fair value of deferred consideration from the sale of Sadiola		0.4	—	0.8	—
Gain (loss) on non-hedge derivatives	23(c)	(1.6)	7.1	5.5	6.7
Insurance recoveries[2]		—	10.2	1.2	10.2
Other losses		(0.2)	(0.5)	(0.2)	(1.3)
		$—	$28.0	$9.4	$63.7
1.During the first quarter 2021, the Company sold 33 royalties on various non-core exploration and development properties for cash consideration of $35.7 million. The Company recognized a gain of $35.7 million on the sale. During the second quarter 2021, the Company sold 2 royalties for cash consideration of $10.5 million. After transaction costs of $0.3 million, the Company recognized a gain of $10.2 million.
2.During the second quarter 2021, Rosebel Gold Mines received confirmation that a business interruption insurance payment of $10.2 million would be received related to the interruption of its operations in the third quarter 2019. The payment was subsequently received in the third quarter 2021.
8.    Income Taxes
The Company estimates the effective tax rates expected to be applied for the full year and uses these rates to determine income tax provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The income tax expense for the three and six months ended June 30, 2022 was $25.1 million and $51.7 million, respectively, (three and six months ended June 30, 2021 - $11.2 million and $21.7 million, respectively) and varied from the income tax expense calculated using the combined Canadian federal and provincial statutory tax rate of 26.5%. The variance was mainly due to fluctuations for the recognition of certain tax benefits and related deferred tax assets and net foreign earnings taxed at different tax rates.
9.    Earnings (Loss) Per Share
(a) Basic earnings (loss) per share computation

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Numerator
Net earnings (loss) attributable to equity holders	$(9.6)	$(4.5)	$14.2	$15.0
Denominator (in millions)
Weighted average number of common shares (basic)	478.9	476.6	478.3	476.2
Basic earnings (loss) per share attributable to equity holders	$(0.02)	$(0.01)	$0.03	$0.03
(b) Diluted earnings per share computation

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Denominator (in millions)
Weighted average number of common shares (basic)	478.9	476.6	478.3	476.2
Dilutive effect of options	—	—	—	0.2
Dilutive effect of share units	—	—	4.2	4.9
Weighted average number of common shares (diluted)	478.9	476.6	482.5	481.3
Diluted earnings (loss) per share attributable to equity holders	$(0.02)	$(0.01)	$0.03	$0.03
Equity instruments excluded from the computation of diluted earnings per share, which could be dilutive in the future, were as follows:

		Three months ended June 30		Six months ended June 30
(in millions)	Notes	2022	2021	2022	2021
Options	26(a)	5.3	5.1	4.9	4.2
Share units	26(b)	6.7	7.2	—	—
		12.0	12.3	4.9	4.2

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	47

10.    Cash Flow Items
(a) Adjustments for other non-cash items within operating activities

		Three months ended June 30		Six months ended June 30
	Notes	2022	2021	2022	2021
Finance costs	6	$1.3	$5.9	$2.5	$13.1
Share-based compensation		0.8	1.5	3.0	3.8
Write-down of assets		0.7	0.8	2.1	1.5
Write-down of inventories	14	5.2	10.4	10.0	12.2
Insurance recovery		—	—	(1.2)	—
Interest income	7	(1.4)	(1.0)	(2.1)	(2.2)
Effects of exchange rate fluctuation on cash and cash equivalents		11.0	(2.3)	10.7	0.4
Effects of exchange rate fluctuation on restricted cash		2.4	(0.3)	3.4	1.3
Fair value of deferred consideration from the sale of Sadiola		(0.4)	—	(0.8)	—
Other		(3.4)	1.3	(2.8)	0.8
		$16.2	$16.3	$24.8	$30.9
(b)Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Receivables and other current assets	$(8.9)	$(6.0)	$(7.2)	$25.7
Inventories and non-current ore stockpiles	(17.7)	(23.3)	(0.1)	(22.9)
Accounts payable and accrued liabilities	14.6	11.7	3.7	(1.2)
	$(12.0)	$(17.6)	$(3.6)	$1.6
(c) Other investing activities

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Capital expenditures for exploration and evaluation assets	$(0.4)	$(0.4)	$(0.8)	$(1.0)
Advances to Staatsolie	(11.2)	(10.3)	(21.0)	(21.4)
Repayments from Staatsolie	9.6	6.3	20.2	21.3
Interest received	1.1	1.0	1.7	2.1
Acquisition of exploration and evaluation assets	—	(5.0)	—	(5.0)
Other	(0.8)	(2.4)	(1.0)	(3.5)
	$(1.7)	$(10.8)	$(0.9)	$(7.5)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	48

(d) Reconciliation of long-term debt arising from financing activities

	Notes	Equipment loans	5.75% senior notes	Credit facility	Total
Balance, January 1, 2021		$28.0	$438.6	$—	$466.6
Cash changes:
Repayments		(7.7)	—	—	(7.7)
Non-cash changes:
Amortization of deferred financing charges		—	0.9	—	0.9
Foreign currency translation		(1.6)	—	—	(1.6)
Change in fair value of embedded derivative		—	6.9	—	6.9
Other		—	(0.7)	—	(0.7)
Balance, December 31, 2021		$18.7	$445.7	$—	$464.4
Cash changes:
Proceeds		0.7	—	150.0	150.7
Repayments		(3.5)	—	—	(3.5)
Non-cash changes:
Amortization of deferred financing charges	21(a)	—	0.4	—	0.4
Foreign currency translation		(1.3)	—	—	(1.3)
Change in fair value of embedded derivative	21(a)	—	1.5	—	1.5
Other		—	(0.2)	—	(0.2)
Balance, June 30, 2022		$14.6	$447.4	$150.0	$612.0
11.    Cash and Cash Equivalents

	June 30	December 31
	2022	2021
Cash	$451.1	$429.7
Short-term deposits with initial maturities of three months or less	—	115.2
	$451.1	$544.9
12. Restricted Cash
The Company had long-term restricted cash of $38.9 million as at June 30, 2022 (December 31, 2021 - $42.2 million) in support of environmental closure costs obligations related to the Essakane mine.
13.    Receivables and Other Current Assets

		June 30	December 31
	Notes	2022	2021
Income taxes receivables		$0.5	$0.5
Receivables from governments[1]		52.0	40.0
Deferred consideration from sale of Sadiola		1.2	1.2
Other receivables		8.4	6.7
Total receivables		62.1	48.4
Prepayment for other assets		—	0.3
Prepaid expenses		16.9	17.1
Hedge derivatives	23(b)(i)	54.9	30.7
Non-hedge derivatives	24	1.8	—
		$135.7	$96.5
1.Receivables from governments relate primarily to value added tax.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	49

14.    Inventories

	June 30	December 31
	2022	2021
Finished goods	$78.3	$95.2
Ore stockpiles	82.0	33.6
Mine supplies	174.3	173.3
	334.6	302.1
Non-current ore stockpiles	89.0	124.1
	$423.6	$426.2
For the three and six months ended June 30, 2022, the Company recognized a net realizable value write-down in finished goods amounting to $3.1 million and $3.6 million, respectively (three and six months ended June 30, 2021 - $10.0 million and $10.0 million, respectively).
For the three and six months ended June 30, 2022, the Company recognized a net realizable value write-down in current ore stockpiles amounting to $0.6 million and $1.8 million, respectively (three and six months ended June 30, 2021 - $1.2 million and $1.2 million, respectively) and non-current ore stockpiles amounting to $1.6 million and $5.1 million, respectively (three and six months ended June 30, 2021 - $nil and $nil, respectively).
For the three and six months ended June 30, 2022, the Company recognized a write-down in mine supplies inventories amounting to $0.7 million and $1.2 million, respectively (three and six months ended June 30, 2021 - $1.0 million and $2.8 million, respectively).
15. Property, Plant and Equipment

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Cost
Balance, January 1, 2021	$624.8	$3,106.6	$1,966.6	$92.2	$5,790.2
Additions[2]	474.8	142.3	83.2	21.4	721.7
Changes in asset retirement obligations	—	42.0	—	—	42.0
Disposals	—	—	(79.4)	(4.4)	(83.8)
Transfers within property, plant and equipment	(21.0)	14.1	7.5	(0.6)	—
Balance, December 31, 2021	$1,078.6	$3,305.0	$1,977.9	$108.6	$6,470.1
Additions[2]	294.3	109.3	45.8	9.8	459.2
Changes in asset retirement obligations	—	(37.4)	—	—	(37.4)
Disposals	—	—	(16.0)	(2.2)	(18.2)
Transfers within property, plant and equipment	(21.4)	21.3	0.3	(0.2)	—
Balance, June 30, 2022	$1,351.5	$3,398.2	$2,008.0	$116.0	$6,873.7

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2021	$—	$2,084.8	$1,324.0	$19.4	$3,428.2
Depreciation expense[3]	—	180.4	131.6	15.4	327.4
Disposals	—	—	(74.3)	(4.2)	(78.5)
Impairment charge	—	154.1	37.3	13.7	205.1
Balance, December 31, 2021	$—	$2,419.3	$1,418.6	$44.3	$3,882.2
Depreciation expense[3]	—	101.1	65.5	7.1	173.7
Disposals	—	—	(14.1)	(1.9)	(16.0)
Impairment charge	—	38.4	—	—	38.4
Transfers within Property, plant and equipment	—	—	0.1	(0.1)	—
Balance, June 30, 2022	$—	$2,558.8	$1,470.1	$49.4	$4,078.3
Carrying amount, December 31, 2021	$1,078.6	$885.7	$559.3	$64.3	$2,587.9
Carrying amount, June 30, 2022	$1,351.5	$839.4	$537.9	$66.6	$2,795.4
1.Right-of-use assets consist of property, plant and equipment related to assets leased and accounted for under IFRS 16.
2.For the three and six months ended June 30, 2022, borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines and the Côté Gold and Saramacca projects totaling $10.9 million and $20.5 million, respectively (three and six months ended June 30, 2021 - $5.6 million and $9.8 million, respectively) were capitalized using a weighted average interest rate. The weighted average interest rate was based on the 5.75% senior notes, credit facility, equipment loans, gold prepayments and leases.
3.Excludes depreciation expense related to corporate office assets, included within other non-current assets, which is included in general and administrative expenses.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	50

The Company performs impairment testing for its property, plant and equipment when indicators of potential impairment or reversal of previously recognized impairment are identified.
Côté Gold CGU - June 30, 2022
The updated costs to complete, project economics and life-of-mine plan to be included in a new technical report were considered by the Company to be indicators of impairment for the Côté Gold CGU.
Doyon and Rosebel CGUs – June 30, 2022
An increase in the estimated long-term price of gold was considered by the Company to be an indicator of impairment reversal for the Doyon and Rosebel CGUs.
Impairment test
The recoverable amounts of the CGUs were determined by calculating the Fair Value Less Cost of Disposal ("FVLCD"). The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD were reserves and resources, the life-of-mine production profile, remaining construction expenditures, future capital and operating expenditures, future gold prices, future foreign exchange rates, discount rate and value of un-modeled mineralization.
The estimate of future cash flows were derived from the most recent life-of-mine plans and technical reports. Management estimated gold prices based on observable market data, including the spot price and industry analysts' forecasted prices. The Company used an estimated gold price of $1,700 per ounce for 2022 to 2025, and $1,600 per ounce thereafter. The future cash flows used to calculate the FVLCD were discounted using a real weighted average cost of capital of 5.5% for the Côté Gold CGU and 8.5% for the Rosebel and Doyon CGUs, which reflected specific market risk factors. Un-modeled measured and indicated resources and a portion of un-modeled inferred resources, where applicable, were valued at $50 per ounce, based on a review of comparable market transactions.
An impairment test was performed for the Côté Gold CGU and it was determined that the estimated recoverable amount of the CGU was more than the carrying amount and no impairment was required.
An impairment test was performed for the Rosebel CGU and it was determined that the estimated recoverable amount of the CGU was in line with the carrying amount and no impairment or impairment reversal was required.
An impairment test was performed for the Doyon CGU. The carrying amount increased by $38.4 million due to a reduction in the asset retirement obligation related to the closed site within the Doyon CGU (note 19(a)) and resulted in the carrying amount exceeding the recoverable amount of $96.0 million. An impairment charge of $38.4 million was recognized against the change in asset retirement obligations at closed sites in the consolidated statements of earnings (loss).
16.    Exploration and Evaluation Assets

	Diakha-Siribaya Gold Project	Fayolle Property	Monster Lake Project	Other	Total
Balance, January 1, 2021	$36.6	$7.3	$7.8	$3.1	$54.8
Exploration and evaluation expenditures	—	1.9	—	—	1.9
Acquired exploration and evaluation assets	—	—	—	5.0	5.0
Balance, December 31, 2021	$36.6	$9.2	$7.8	$8.1	$61.7
Exploration and evaluation expenditures	—	0.8	—	—	0.8
Balance, June 30, 2022	$36.6	$10.0	$7.8	$8.1	$62.5
17.    Other Non-Current Assets

		June 30	December 31
	Notes	2022	2021
Marketable securities	24(a)	$24.6	$40.4
Deferred consideration from the sale of Sadiola	24(a)	19.7	18.9
Advances for the purchase of capital equipment[1]		68.1	44.6
Receivable from Staatsolie[2]		11.9	10.7
Income taxes receivables		27.4	27.0
Bond fund investments	24(a)	10.1	4.7
Royalty interests		12.8	12.8
Long-term prepayment		3.9	4.0
Hedge derivatives	23(b)(i)	32.7	34.0
Non-hedge derivatives	24(a)	0.6	1.8
Other		5.2	5.7
		$217.0	$204.6
1.Includes advances related to the Côté Gold project of $52.9 million (December 31, 2021 - $33.0 million).
2.Rosebel Gold Mines N.V. ("Rosebel") entered into an Unincorporated Joint Venture (“Rosebel UJV”) agreement with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”) relating to the concession areas within the Rosebel UJV Area of Interest, which includes Saramacca. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the Rosebel UJV. The receivable will be recovered from Staatsolie’s future gold entitlement.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	51

18.    Other Current Liabilities

		June 30	December 31
	Notes	2022	2021
Current portion of provisions	19	$11.8	$6.5
Current portion of deferred revenue	22	96.0	189.7
Current portion of other liabilities	20	22.5	22.7
		$130.3	$218.9
19.    Provisions

		June 30	December 31
	Notes	2022	2021
Asset retirement obligations	(a)	$382.7	$460.4
Other		16.4	16.3
		$399.1	$476.7
Current portion of provisions		$11.8	$6.5
Non-current provisions		387.3	470.2
		$399.1	$476.7
(a)Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, changes in discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

	June 30	December 31
	2022	2021
Balance, beginning of the period	$460.4	$380.0
Revision of estimated cash flows[1]:
Capitalized in Property, plant and equipment	(37.4)	42.0
Changes in asset retirement obligations at closed sites[2]	(39.4)	40.7
Disbursements	(0.9)	(2.3)
Balance, end of period	$382.7	$460.4
Current portion of provisions	(11.8)	(6.5)
Non-current provisions	$370.9	$453.9
1.The non-cash decrease in estimated cash flows during the period ended June 30, 2022 is due to the change in the discount rates impacted by the increase in interest rates.
2.$38.4 million of the changes in asset retirement obligations at closed sites related to the closed site within the Doyon CGU. An impairment charge of $38.4 million was recognized against the change in asset retirement obligations at closed sites in the consolidated statements of earnings (loss) (note 15).
(b)Provisions for litigation claims and regulatory assessments
The Company is from time to time involved in legal proceedings and regulatory inquiries, arising in the ordinary course of business. Typically the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect the Company’s financial position, results of operations or cash flows.
The Attorney General of Burkina Faso commenced proceedings against Essakane S.A. and certain of its employees generally relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. From the sale of gold and silver extracted from carbon fines, Essakane S.A. has paid (and would pay in respect of the shipment that is currently embargoed) the royalty applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. An internal review of the veracity of the allegations was undertaken and, other than in respect of certain notification and other relatively immaterial regulatory violations, the Company is of the view that the proceedings are without merit and is vigorously defending against the allegations. At this time, the Company cannot predict the outcome and any resulting penalties with any certainty, accordingly, no amounts have been recorded for any potential liability arising from the proceedings.
Essakane S.A. received correspondence from the Burkina Faso customs authorities regarding the rate applied to imports during an expansion in 2012. The Company is in talks with the authorities to potentially come to a resolution of the matter in the short-term. The Company accrued an amount for such resolution.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	52

20.    Other Liabilities

		June 30	December 31
	Notes	2022	2021
Embedded derivative - Rosebel power purchase agreement	(a), 24(a)	$24.1	$29.2
Hedge derivatives	23(b)(i)	4.0	0.7
Non-hedge derivatives	24(a)	5.2	3.0
Yatela liability	(b)	18.5	18.5
Other liabilities		13.9	11.6
		$65.7	$63.0
Current portion of other liabilities		$22.5	$22.7
Non-current portion of other liabilities		43.2	40.3
		$65.7	$63.0
(a)Embedded derivative - Rosebel power purchase agreement
Rosebel has a power purchase agreement with the Government of Suriname. This agreement specifies both the quantity of power Rosebel is expected to purchase as well as the price per kilowatt hour.  An embedded derivative exists in the Rosebel power purchase agreement as increases in electricity prices are linked to the price of gold. This embedded derivative is accounted for separately from the host contract at Fair Value Through Profit or Loss ("FVTPL") as the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The embedded derivative liability at June 30, 2022 was $24.1 million primarily due to the forward price of gold exceeding the minimum price threshold set in the agreement.
(b)Yatela liability
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent as specified in the transaction. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies are expected to be released of all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment.
21.    Long-term Debt

		June 30	December 31
	Notes	2022	2021
Credit facility	(a)	$150.0	$—
5.75% senior notes	(b)	447.4	445.7
Equipment loans	(c)	14.6	18.7
		$612.0	$464.4
Current portion of long-term debt		$7.0	$7.5
Non-current portion of long-term debt		605.0	456.9
		$612.0	$464.4
(a)Credit facility
The Company has a $500 million secured revolving credit facility ("Credit Facility"), which was entered into in December 2017 and was amended, from time to time, including in February 2021 to primarily extend the maturity date from January 31, 2023 to January 31, 2025 for $490 million of the available credit.
On April 29, 2022 and June 29, 2022, the Company drew down $100.0 million and $50.0 million, respectively, on the Credit Facility and the amounts remain outstanding as at June 30, 2022. As of June 30, 2022, the Company had $348.7 million available under the Credit Facility and letters of credit worth $1.3 million drawn against the Credit Facility for the guarantee of certain environmental indemnities (December 31, 2021 - $1.7 million). Subsequent to the end of the quarter, the Company drew down $80.0 million to manage the timing of the receipt of a dividend from Essakane and for certain cash collateral posted for surety bonds and issued a letter of credit for $19.3 million as collateral for surety bonds.
The Credit Facility provides for an interest rate margin above London Interbank Offered Rate, banker’s acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") ratio of the Company. The Credit Facility is

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	53

secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage.
(b)5.75% senior notes ("Notes")
On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments of $12.9 million on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company's subsidiaries.
The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
Prior to October 15, 2023, the Company has the right to redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest, if any, up to the redemption date.
After October 15, 2023, the Company has the right to redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) plus accrued and unpaid interest, if any, up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2023 – 104.313%; 2024 – 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.
Prior to October 15, 2023, using the cash proceeds from an equity offering, the Company has the right to redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.
Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at FVTPL. The fair value of the embedded derivative as at June 30, 2022 was $nil (December 31, 2021 - $1.5 million) (note 24(a)).
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
June 30, 2022	$450.0	$618.2	$25.9	$51.8	$51.8	$488.7
December 31, 2021	$450.0	$631.1	$25.9	$51.8	$51.8	$501.6
1.The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $5.9 million as at June 30, 2022 (December 31, 2021 – $6.3 million) and the embedded derivative.
(c)Equipment loans
The Company has equipment loans with a carrying value of $14.6 million as at June 30, 2022 (December 31, 2021 - $18.7 million), secured by certain mobile equipment, with interest rates between 5.23% and 5.95% and which mature in 2024. The equipment loans are carried at amortized cost on the consolidated balance sheets. On March 31, 2022, the Company entered into an amendment to increase the equipment loan facility by $6.2 million on similar terms. The equipment loan facility has an availability period of six months and draws of $0.7 million occurred as at June 30, 2022.
The following are the contractual maturities related to the equipment loans, including interest payments:

	Payments due by period
Equipment loans balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
June 30, 2022	$14.7	$15.7	$7.9	$7.8	$—	$—
December 31, 2021	$18.9	$20.5	$8.5	$12.0	$—	$—
1.The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $0.1 million as at June 30, 2022 (December 31, 2021 - $0.2 million).
(d)Uncollateralized surety bonds
As at June 30, 2022, the Company had CAD$215.8 million (June 30, 2022 - $167.7 million; December 31, 2021 - CAD$215.3 million, $170.1 million) of uncollateralized surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and the Côté Gold project. Subsequent to the end of the quarter, the Company posted $30.2 million of security for certain of the surety bonds. $10.9 million was posted as cash collateral and $19.3 million was posted through the issuance of a letter of credit under the Credit Facility.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	54

(e)Uncollateralized performance bonds
As at June 30, 2022, uncollateralized performance bonds of CAD$39.1 million (June 30, 2022 - $30.4 million; December 31, 2021 - CAD$39.1 million, $30.9 million) were outstanding in support of certain obligations related to the construction of the Côté Gold project.
22.    Deferred Revenue
During 2019, the Company entered into a gold sale prepayment arrangement (the “2019 Prepay Arrangement”) with a syndicate of banks with a collar range of $1,300 to $1,500 per ounce. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in exchange for physically delivering 12,500 ounces of gold per month in 2022 for a total of 150,000 ounces. The cost of the 2019 Prepay Arrangement is 5.38% per annum. 37,500 ounces and 75,000 ounces, respectively, were physically delivered during the three and six months ended June 30, 2022 in relation to the 2019 Prepay Arrangement and the Company received $7.5 million and $15.0 million, respectively, in cash in relation to the collar.
During 2021, the Company entered into further gold sale prepayment arrangements (the “2022 Prepay Arrangements”) at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. This will result in a total prepayment to the Company of $236 million over the course of 2022 and the requirement on the part of the Company to physically deliver such ounces to the counterparties over the course of 2024. The Company received a cash prepayment of $59.0 million and $118.0 million, respectively, during the three and six months ended June 30, 2022 in relation to the 2022 Prepay Arrangements.
These arrangements have been accounted for as contracts in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayments are recorded as deferred revenue in the consolidated balance sheets when received and revenue is recognized as deliveries are made.
An interest cost, representing the financing component of the cash prepayment, was recognized as part of finance costs.
The following table summarizes the change in deferred revenue:

	Notes	2019 Prepay Arrangement	2022 Prepay Arrangements	Total
Balance, January 1, 2021		$179.8	$—	$179.8
Finance costs		9.9	—	9.9
Balance, December 31, 2021		$189.7	$—	$189.7
Proceeds from gold prepayment		—	118.0	118.0
Revenue recognized		(97.5)	—	(97.5)
Finance costs	6	3.8	1.1	4.9
Balance, June 30, 2022		$96.0	$119.1	$215.1
Current portion of deferred revenue		$96.0	$—	$96.0
Non-current deferred revenue		—	119.1	119.1
		$96.0	$119.1	$215.1
23.    Financial Instruments
(a)Risks
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.
As at June 30, 2022, the Company’s cash and cash equivalents and short-term investments balance was $452.9 million (December 31, 2021 - $552.5 million) and it had $348.7 million available under the Credit Facility (note 21(b)). As at June 30, 2022, the Company had accounts payable and accrued liabilities of $324.0 million (December 31, 2021 - $304.4 million), total lease liabilities of $62.0 million (December 31, 2021 - $65.6 million), Notes payable of $447.4 million (December 31, 2021 - $445.7 million), Credit Facility payable of $150.0 million (December 31, 2021 - $nil) and equipment loans payable of $14.6 million (December 31, 2021 - $18.7 million).
The Côté UJV requires its joint venture partners to fund, in advance, three months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing including the Company draw downs under the Credit Facility.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	55

(b)Cash flow hedge fair value reserve
(i)Reconciliation of cash flow hedge assets (liabilities)

	Canadian dollar contracts	Crude oil contracts	Gold price contracts	Total
Balance, January 1, 2021	$35.1	$(8.4)	$8.0	$34.7
Unrealized gain (loss) recognized in cash flow hedge reserve	11.4	44.3	2.1	57.8
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(20.6)	(10.9)	(2.1)	(33.6)
Premiums paid	—	—	1.8	1.8
Time value excluded from hedge relationship	(1.4)	13.5	(8.8)	3.3
Balance, December 31, 2021	$24.5	$38.5	$1.0	$64.0
Unrealized gain (loss) recognized in cash flow hedge reserve	(3.7)	57.1	7.1	60.5
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(7.4)	(22.4)	—	(29.8)
Unrealized (gain) loss reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	—	(1.9)	—	(1.9)
Time value excluded from hedge relationship	(0.3)	(3.8)	(5.1)	(9.2)
Balance, June 30, 2022	$13.1	$67.5	$3.0	$83.6

Consisting of:
Current portion of hedge asset	$12.3	$37.5	$5.1	$54.9
Non-current portion of hedge asset	0.8	30.0	1.9	32.7
Current portion of hedge liability	$—	$—	$—	$—
Non-current portion of hedge liability	—	—	(4.0)	(4.0)
	$13.1	$67.5	$3.0	$83.6
Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at June 30, 2022 and December 31, 2021 was as follows:

	Canadian dollar contracts	Crude oil contracts	Gold price contracts	Total
Balance, December 31, 2021
Accumulated cash flow hedge fair value reserve (before tax)	$23.4	$31.3	$—	$54.7
Hedging instruments	$23.4	$31.3	$—	$54.7
Hedged items	$(23.4)	$(31.3)	$—	$(54.7)

Balance, June 30, 2022
Accumulated cash flow hedge fair value reserve (before tax)	$12.3	$64.2	$7.0	$83.5
Hedging instruments	$12.3	$64.2	$7.0	$83.5
Hedged items	$(12.3)	$(64.2)	$(7.0)	$(83.5)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	56

(ii)Allocation of realized hedge (gain) loss reclassified from cash flow hedge reserve

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Consolidated balance sheets
Property, plant and equipment	$(4.3)	$(5.0)	$(8.7)	$(7.3)
Consolidated statements of earnings (loss)
Revenues	0.4	0.8	0.8	1.4
Cost of sales	(11.8)	(2.2)	(20.5)	(2.9)
General and administrative expenses	(0.1)	(0.8)	(0.5)	(1.7)
Other expenses	—	(0.3)	—	(0.6)
	(11.5)	(2.5)	(20.2)	(3.8)
	$(15.8)	$(7.5)	$(28.9)	$(11.1)
Revenues for the three and six months ended June 30, 2022 include $0.4 million and $0.8 million, respectively, (June 30, 2021 - $1.4 million and $2.8 million, respectively) of losses related to premiums previously paid and realized during the year. Crude oil derivative contracts exceeded highly probable future oil consumption and resulted in the de-designation of these contracts. The Company recognized hedge ineffectiveness for the three and six months ended June 30, 2022 of $nil and $1.9 million, respectively, (June 30, 2021 - $nil and $nil, respectively) in gain (loss) on non-hedge derivatives (note 23(c)).
(c)Gain (loss) on non-hedge derivatives
Gains and losses on non-hedge derivatives, including embedded derivatives, are included in interest income, derivatives and other investment gains (losses) (note 7) in the consolidated statements of earnings (loss).
These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the Notes (note 21(a)), the embedded derivative related to the Rosebel power purchase agreement (note 20), the Target Accrual Redemption Forward ("TARF") and the extendible forward currency arrangements ("Extendible Forwards").

		Three months ended June 30		Six months ended June 30
	Notes	2022	2021	2022	2021
Embedded derivatives - Notes	21(a)	$(0.3)	$8.6	$(1.5)	$5.5
Embedded derivatives - Rosebel power purchase agreement	20	3.5	(0.5)	5.1	2.2
TARF[1]	24(b)	(3.5)	(1.1)	(0.6)	(1.1)
Extendible Forwards[2]	24(b)	(1.4)	—	0.8	—
Crude oil derivative contracts	23(b)(i)	0.2	—	2.1	—
Other		(0.1)	0.1	(0.4)	0.1
	7	$(1.6)	$7.1	$5.5	$6.7
1.TARF includes $0.6 million and $1.6 million, respectively, of realized gains on forward settlements for the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 - $nil and $nil, respectively).
2.Extendible Forwards include $0.9 million and $2.1 million, respectively, of realized gains on forward settlements for the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 - $nil and $nil, respectively).

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	57

24.    Fair Value Measurements
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2021.
(a)Financial assets and liabilities measured at fair value on a recurring basis
The Company’s fair values of financial assets and liabilities were as follows:

	June 30, 2022
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$451.1	$451.1	$—	$—	$451.1
Short-term investments	1.8	1.8	—	—	1.8
Restricted cash	38.9	38.9	—	—	38.9
Marketable securities	24.6	24.2	—	0.4	24.6
Bond fund investments	10.1	10.1	—	—	10.1
Deferred consideration from the sale of Sadiola	19.7	—	—	19.7	19.7
Derivatives
Currency contracts	13.1	—	13.1	—	13.1
Crude oil contracts[1]	69.3	—	69.3	—	69.3
Gold bullion contracts	7.0	—	7.0	—	7.0
Extendible Forwards[2]	2.0	—	2.0	—	2.0
Embedded derivative - prepayment options on Notes	—	—	—	—	—
	$637.6	$526.1	$91.4	$20.1	$637.6
Liabilities
Derivatives
Gold bullion contracts	$(4.0)	$—	$(4.0)	$—	$(4.0)
TARF	(5.2)	—	(5.2)	—	(5.2)
Embedded derivative - Rosebel power purchase agreement	(24.1)	—	(24.1)	—	(24.1)
Long-term debt - Notes[3]	(453.3)	(306.7)	—	—	(306.7)
Long-term debt - equipment loans[4]	(14.7)	—	(14.1)	—	(14.1)
Long-term debt - Credit Facility	(150.0)	—	(150.0)	—	(150.0)
	$(501.3)	$(306.7)	$(47.4)	$—	$(354.1)
1.Includes hedge and non-hedge derivatives.
2.The carrying amount excludes unamortized deferred gains of $1.4 million.
3.The carrying amount excludes unamortized deferred transaction costs of $5.9 million and the embedded derivative.
4.The carrying amount excludes unamortized deferred transaction costs of $0.1 million.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	58

	December 31, 2021
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$544.9	$544.9	$—	$—	$544.9
Short-term investments	7.6	7.6	—	—	7.6
Restricted cash	42.2	42.2	—	—	42.2
Marketable securities	40.4	40.0	—	0.4	40.4
Bond fund investments	4.7	4.7	—	—	4.7
Deferred consideration from the sale of Sadiola	18.9	—	—	18.9	18.9
Derivatives
Currency contracts	24.5	—	24.5	—	24.5
Crude oil contracts	38.5	—	38.5	—	38.5
Gold bullion contracts	1.7	—	1.7	—	1.7
Extendible Forwards[1]	3.7	—	3.7	—	3.7
Embedded derivative - prepayment options on Notes	1.5	—	1.5	—	1.5
	$728.6	$639.4	$69.9	$19.3	$728.6
Liabilities
Derivatives
Gold bullion contracts	$(0.7)	$—	$(0.7)	$—	$(0.7)
TARF	(3.0)	—	(3.0)	—	(3.0)
Embedded derivative - Rosebel power purchase agreement	(29.2)	—	(29.2)	—	(29.2)
Long-term debt - Notes[2]	(453.5)	(446.0)	—	—	(446.0)
Long-term debt - equipment loans[3]	(18.9)	—	(19.1)	—	(19.1)
	$(505.3)	$(446.0)	$(52.0)	$—	$(498.0)
1.The carrying amount excludes unamortized deferred gains of $1.9 million.
2.The carrying amount excludes unamortized deferred transaction costs of $6.3 million and the embedded derivative.
3.The carrying amount excludes unamortized deferred transaction costs of $0.2 million.
(b)Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Deferred consideration from the sale of Sadiola
The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate and therefore classified within Level 3 of the fair value hierarchy.
Derivatives - options and forwards
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	59

Derivative - TARF
The fair value of the TARF as at June 30, 2022 was $5.2 million (December 31, 2021 - $3.0 million) and is accounted for at FVTPL. The TARF contractually obligates the Company to future sales of U.S. dollars that are determined by future USDCAD exchange rates in line with notional amounts established by the arrangement. The valuation is based on the discounted estimated cash flows resulting from prevailing USDCAD rates at each future monthly option fixing date. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future USDCAD exchange rates. Valuation of the TARF is therefore classified within Level 2 of the fair value hierarchy.
Derivative - Extendible forward currency arrangements
The fair value of the Extendible Forwards as at June 30, 2022 was $2.0 million (December 31, 2021 - $3.7 million) and is accounted for at FVTPL. For both forward contracts and the extension option within the arrangements, the Company obtains a valuation of the contracts from the counterparty. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company calculates a credit valuation adjustment to reflect the default risk of the counterparty or the Company. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivatives - Prepayment options on the Notes
The fair value of the embedded derivatives as at June 30, 2022 was $nil (December 31, 2021 - $1.5 million) and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.
Embedded derivative - Rosebel power purchase agreement
The fair value of the embedded derivative on Rosebel's power purchase agreement as at June 30, 2022 was $24.1 million (December 31, 2021 - $29.2 million) and is accounted for at FVTPL. Included in the power purchase agreement is a price escalator which results in increases in electricity prices linked to the price of gold. The valuation is based on the discounted estimated incremental cash flows above the baseline power price at the risk-free rate to determine the present value of the price escalator. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future gold price estimates. Valuation of the price escalator is therefore classified within Level 2 of the fair value hierarchy.
Notes
The fair value of the Notes as at June 30, 2022 was $306.7 million (December 31, 2021 - $446.0 million) and is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.
Credit Facility
The fair value of the Credit Facility as at June 30, 2022 was $150.0 million (December 31, 2021 - $nil) which is approximately its carrying amount and drawn amount, and is therefore classified within Level 2 of the fair value hierarchy.
Equipment loans
The fair value of the equipment loans as at June 30, 2022 was $14.1 million (December 31, 2021 - $19.1 million) and is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future cash flows and is therefore classified within Level 2 of the fair value hierarchy.
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.
25.    Share Capital
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Six months ended June 30
Number of common shares (in millions)	2022	2021
Outstanding, beginning of the period	477.0	475.3
Issuance of shares for share-based compensation	2.0	1.4
Outstanding, end of the period	479.0	476.7

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	60

26.    Share-Based Compensation
(a)Options
(i)Share option plan
A summary of the status of the Company's share option plan and changes during the period is presented below:

Six months ended June 30, 2022	Options (in millions)	Weighted average exercise price (CAD/share)[1]
Outstanding, beginning of the period	5.1	$4.82
Granted	0.8	4.02
Exercised	(0.4)	3.12
Forfeited	(0.2)	4.41
Outstanding, end of the period	5.3	$4.86
Exercisable, end of the period	3.1	$5.21
1.Exercise prices are denominated in Canadian dollars. The CADUSD exchange rate at June 30, 2022 was $0.7770.
(ii)Summary of options granted
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted during the period. The estimated fair value of the options is expensed over their expected life.

Six months ended June 30,	2022
Weighted average risk-free interest rate	1.8%
Weighted average expected volatility[1]	53%
Weighted average dividend yield	0.0%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (CAD per share)	$1.89
Weighted average share price at grant date (CAD per share)	$4.03
Weighted average exercise price (CAD per share)	$4.02
1.Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.
(b)Other share-based compensation
(i)Share incentive plan
A summary of the status of the Company’s outstanding share units issued to directors and employees under the Company's share incentive plan and changes during the period is presented below:

Six months ended June 30, (in millions)	2022
Outstanding, beginning of the period	6.9
Granted	2.2
Issued	(1.6)
Forfeited and withheld for tax	(0.9)
Outstanding, end of the period	6.6
(ii)Summary of share units granted
Deferred share units
The estimated fair value of the units is expensed over their twelve month vesting period.

Six months ended June 30,	2022
Granted during the period (in millions)	0.1
Grant-date fair value (CAD per share)[1]	$3.89
1. The grant-date fair value is equal to the share price on grant date.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	61

Restricted share units
Employee restricted share unit grants vest over twelve to thirty-six months, have no other restrictions upon vesting and are equity settled. The estimated fair value of the units is expensed over their vesting period.

Six months ended June 30,	2022
Granted during the period (in millions)	1.7
Grant-date fair value (CAD per share)[1]	$4.03
1. The grant-date fair value is equal to the share price on grant date.
Performance share units
Employee performance share unit grants vest over thirty-six months, are equity settled and vesting is subject to long-term performance measures. The estimated fair value of the units is expensed over their vesting period.

Six months ended June 30,	2022
Granted during the period (in millions)	0.4
Grant-date fair value (CAD per share)[1]	$4.15
1. The grant-date fair value was determined using a Monte Carlo model.
27.    Segmented Information
The Company’s gold mines are divided into geographic segments as follows:
•Burkina Faso - Essakane mine;
•Suriname - Rosebel mine and Saramacca pit; and
•Canada - Doyon division, including Westwood mine.
The Company’s non-gold mine segments are divided as follows:
•Côté Gold project1;
•Exploration and evaluation and development; and
•Corporate - includes royalty interests and investment in associate, up to sale of investment.

	June 30, 2022			December 31, 2021
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$783.7	$1,188.7	$269.4	$860.0	$1,153.4	$275.4
Suriname	597.4	741.7	290.6	579.5	730.0	315.7
Canada	300.5	319.6	213.2	339.8	368.7	260.7
Total gold mines	1,681.6	2,250.0	773.2	1,779.3	2,252.1	851.8
Côté Gold project	1,305.3	1,395.0	124.5	1,022.8	1,118.1	109.0
Exploration and evaluation and development	128.1	161.9	5.2	120.0	148.3	9.4
Corporate	87.8	319.1	872.9	98.4	453.1	684.3
Total	$3,202.8	$4,126.0	$1,775.8	$3,020.5	$3,971.6	$1,654.5

______________________________
1.The Côté Gold project is considered a separate operating segment following the decision to proceed with construction in July 2020 as the financial information for the project is reviewed regularly by the Company’s Chief Operating Decision Maker to assess the performance of the project and to make resource allocation decisions. The segment includes the financial information of the Côté UJV as well as other financial information for the Côté Gold project outside of the Côté UJV.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	62

Three months ended June 30, 2022

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$218.8	$97.3	$59.4	$—	$0.1	$—	$62.0	$31.6
Suriname	101.9	73.9	12.8	—	0.3	0.7	14.2	42.4
Canada	27.1	35.3	5.8	—	—	0.1	(14.1)	9.5
Total gold mines	347.8	206.5	78.0	—	0.4	0.8	62.1	83.5
Côté Gold project	—	—	—	0.6	0.9	(0.1)	(1.4)	169.6
Exploration and evaluation and development	—	—	—	—	8.0	0.1	(8.1)	3.5
Corporate[5]	(13.8)	—	0.1	16.6	—	(2.2)	(28.3)	(0.5)
Total	$334.0	$206.5	$78.1	$17.2	$9.3	$(1.4)	$24.3	$256.1
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes cash expenditures for property, plant and equipment and exploration and evaluation assets.
5.Includes impact on revenues of delivering ounces into 2019 Prepay Arrangement and earnings from royalty interests.
Three months ended June 30, 2021

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$208.2	$109.4	$55.0	$—	$0.4	$0.7	$42.7	$29.9
Suriname	45.2	44.5	13.1	—	0.7	4.7	(17.8)	26.2
Canada	12.2	14.1	1.4	—	—	12.9	(16.2)	3.3
Total gold mines	265.6	168.0	69.5	—	1.1	18.3	8.7	59.4
Côté Gold project	—	—	—	—	0.9	—	(0.9)	84.7
Exploration and evaluation and development	—	—	—	—	10.0	0.1	(10.1)	8.2
Corporate[5]	—	—	0.2	11.8	—	0.9	(12.9)	—
Total	$265.6	$168.0	$69.7	$11.8	$12.0	$19.3	$(15.2)	$152.3
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes cash expenditures for property, plant and equipment and exploration and evaluation assets.
5.Includes earnings from royalty interests.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	63

Six months ended June 30, 2022

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$467.0	$200.4	$114.3	$—	$0.2	$—	$152.1	$80.3
Suriname	193.5	140.3	27.9	—	0.5	2.0	22.8	68.9
Canada	57.9	66.4	10.7	—	—	(0.1)	(19.1)	17.3
Total gold mines	718.4	407.1	152.9	—	0.7	1.9	155.8	166.5
Côté Gold project	—	—	—	1.0	1.7	(0.1)	(2.6)	248.1
Exploration and evaluation and development	—	—	—	—	15.1	0.2	(15.3)	9.6
Corporate[5]	(27.8)	—	0.2	31.3	—	0.7	(60.0)	0.6
Total	$690.6	$407.1	$153.1	$32.3	$17.5	$2.7	$77.9	$424.8
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes cash expenditures for property, plant and equipment and exploration and evaluation assets.
5.Includes impact on revenues of delivering ounces into 2019 Prepay Arrangement and earnings from royalty interests.
Six months ended June 30, 2021

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$412.3	$223.2	$110.8	$—	$0.8	$2.3	$75.2	$49.8
Suriname	124.0	100.6	30.5	—	1.4	7.9	(16.4)	44.6
Canada	26.7	23.4	1.8	—	—	26.8	(25.3)	4.3
Total gold mines	563.0	347.2	143.1	—	2.2	37.0	33.5	98.7
Côté Gold project	—	—	—	—	1.6	—	(1.6)	133.1
Exploration and evaluation and development	—	—	—	—	15.8	0.3	(16.1)	22.7
Corporate[5]	—	—	0.6	21.2	—	2.2	(24.0)	0.3
Total	$563.0	$347.2	$143.7	$21.2	$19.6	$39.5	$(8.2)	$254.8
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes cash expenditures for property, plant and equipment and exploration and evaluation assets.
5.Includes earnings from royalty interests.
28.    Commitments
The Company’s commitments were as follows:

	June 30	December 31
	2022	2021
Purchase obligations	$369.3	$99.6
Capital expenditure obligations	410.0	426.2
Lease obligations	78.1	80.3
	$857.4	$606.1

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2022	64